Exhibit 99.1

ETC M-A Acquisition LLC
Consolidated and Combined Financial Statements
As of December 31, 2016 and 2015
Years Ended December 31, 2016, 2015 and 2014

ETC M-A Acquisition LLC

Report of Independent Registered Public Accounting Firm

Member
ETC M-A Acquisition LLC
We have audited the accompanying consolidated and combined balance sheets of ETC M-A Acquisition LLC (a Delaware limited liability company) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated and combined statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of ETC M-A Acquisition LLC and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP

Dallas, Texas
February 24, 2017

F - 1

ETC M-A Acquisition LLC
Consolidated and Combined Balance Sheets
(Dollars in millions)

	December 31,
	2016	2015
ASSETS
Current Assets:
Cash	$—	$—
Advances to affiliated companies	17	14
Total current assets	17	14

Investments in unconsolidated affiliates	313	349
Total assets	$330	$363

LIABILITIES AND EQUITY
Current Liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Members’ equity	327	360
Total equity	327	360
Total liabilities and equity	$330	$363

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statements of Operations
(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014
Revenues:
Sales and other operating revenue	$—	$1,960	$13,832
Sales to affiliates	—	424	2,907
Other	—	10	122
Total revenues	—	2,394	16,861
Costs and expenses:
Cost of products sold	—	1,636	12,222
Purchases from affiliates	—	685	4,229
Operating expenses	—	20	164
Selling, general and administrative	—	17	47
Depreciation and amortization	—	13	74
Total costs and expenses	—	2,371	16,736
Operating income	—	23	125
Other income:
(Loss) income from unconsolidated affiliates	(53)	269	40
Other, net	—	1	(7)
(Loss) income before income tax expense	(53)	293	158
Income tax expense	—	3	45
Net (loss) income	$(53)	$290	$113

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statement of Equity
(Dollars in millions)

Total
Balance, December 31, 2013	$1,003
Contributions from Sunoco	317
Contributions from ETP	119
MACS Transaction	37
Distribution to ETP	(565)
Net income	113
Balance, December 31, 2014	1,024
Sunoco LLC Transaction	(179)
Distributions to ETP	(775)
Net income	290
Balance, December 31, 2015	360
Sunoco Retail Transaction	2,297
Distributions to ETP	(77)
R&M and Atlantic Distribution	(2,200)
Net loss	(53)
Balance, December 31, 2016	$327

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statements of Cash Flows
(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net (loss) income	$(53)	$290	$113
Reconciliation of net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	13	74
Deferred income taxes	—	—	15
Inventory valuation adjustments	—	(3)	176
Loss (income) from unconsolidated affiliates	53	(269)	(40)
Distributions from unconsolidated affiliates	30	12	2
Net change in operating assets and liabilities:
Accounts receivable, net	—	7	(35)
Inventories	—	73	14
Accounts payable	—	(48)	37
Accrued and other current liabilities	—	(28)	1
Other, net		(14)	(1)
Net cash provided by operating activities	30	33	356
Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	—	(115)
Capital expenditures	—	(16)	(74)
Proceeds from Sunoco Retail Transaction	2,200	—	—
Contribution from ETP	—	—	114
Proceeds from Sunoco LLC Transaction	—	775	—
Proceeds from MACS Transaction	—	—	496
Purchase of intangibles	—	(28)	—
Proceeds from dispositions	—	2	8
Net cash provided by investing activities	2,200	733	429
Cash flows from financing activities:
Advances (to) from Sunoco, Inc.	(30)	188	(232)
Distributions to ETP	—	(954)	(566)
R&M and Atlantic Distribution	(2,200)	—	—
Other	—	—	(3)
Net cash used in financing activities	(2,230)	(766)	(801)
Change in cash and cash equivalents	—	—	(16)
Cash and cash equivalents, beginning of period	—	—	16
Cash and cash equivalents, end of period	$—	$—	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Consolidated and Combined Statements of Cash Flows
(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014
Non-Cash Investing Activities:
Non-cash contribution	$—	$—	$5

Non-Cash Financing Activities:
Non-cash contribution	$—	$—	$317
Non-cash distribution to members	$(77)	$—	$—

The accompanying notes are an integral part of these consolidated and combined financial statements.

ETC M-A Acquisition LLC
Notes to Consolidated and Combined Financial Statements
(Dollars in millions)

1.	Operations and Organization:
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer Partners, L.P. (“ETP”). Prior to December 2, 2016, the Company’s membership interests were owned 99% by ETP Retail Holdings, LLC (“Retail Holdings”), an indirect wholly-owned subsidiary of ETP, and 1% by another indirect wholly-owned subsidiary of ETP. On December 2, 2016, the 1% membership interest was contributed to Retail Holdings; therefore, the Company is now a direct wholly-owned subsidiary of Retail Holdings.
In October 2013, the Company acquired 100% of the membership interests in Mid-Atlantic Convenience Stores, LLC (“MACS”). In May 2014, MACS acquired 40 company operated sites for $115 million from Tiger Management Group, LLC (“Tigermart”). In October 2014, Sunoco LP, a publicly traded master limited partnership, acquired MACS from the Company in exchange for 3,983,540 Sunoco LP common units and $556 million in cash.
Retail Holdings was formed in May 2014. In June 2014, the equity interests in multiple entities were contributed to Retail Holdings, including (a) the 99% membership interest in the Company and (b) 100% of the membership interests in Sunoco, LLC (“Sunoco LLC”). Sunoco LLC was formed by Sunoco, Inc. (“Sunoco”) in June 2014, at which time Sunoco contributed certain retail assets (the “Contributed Assets”) of its subsidiaries to Sunoco LLC. Pursuant to the contribution agreement, Sunoco contributed substantially all of its wholesale motor fuel distribution business which included:

•	dealer, distributor and fuel supply agreements,

•	fuel supply agreements to distribute motor fuel to Sunoco convenience stores and other retail fuel outlets,

•	real property owned in fee,

•	leases and subleases under which it was a tenant, and

•	leases and subleases under which it was a landlord.
All of the Contributed Assets were recorded at book value as this transaction was considered to be a reorganization of entities under common control. As discussed above, Sunoco contributed its interest in Sunoco LLC to Retail Holdings in June 2014. Sunoco was acquired by ETP in October 2012.
In April 2015, Sunoco LP acquired a 31.58% membership interest and 50.1% voting interest in Sunoco LLC from Retail Holdings (the “Sunoco LLC Transaction”) in exchange for $775 million in cash and 795,482 Sunoco LP common units. As a result of the Sunoco LLC Transaction, Retail Holdings no longer had a controlling interest in Sunoco LLC, therefore all of the Sunoco LLC operations were deconsolidated by Retail Holdings as of April 1, 2015.
Sunoco Retail LLC (“Sunoco Retail”) was formed in December 2015 as an indirect wholly-owned subsidiary of ETP.  On March 31, 2016, 100% of the equity interests in Sunoco Retail were contributed to Retail Holdings. Immediately prior to this contribution, Sunoco Retail’s assets included (i) the retail assets and the ethanol plant located in Fulton, NY formerly owned by Sunoco, Inc. (R&M), (ii) the retail assets formerly owned by Atlantic Refining & Marketing Corp; and (iii) 100% of the membership interests in Sunmarks LLC.
Effective January 1, 2016, Retail Holdings contributed to Sunoco LP the remaining 68.42% membership interest and 49.9% voting interest in Sunoco LLC and 100% of the membership interest in Sunoco Retail for $2.2 billion in cash (including working capital) and the issuance to Retail Holdings of 5,710,922 Sunoco LP common units (the “Sunoco Retail Transaction”). Concurrently with the execution of the transaction, Retail Holdings distributed the $2.2 billion in cash to Sunoco, Inc. (R&M) and Atlantic Refining & Marketing Corp in the amount of $2 billion and $0.2 billion, respectively (the “R&M and Atlantic Distribution”).
In connection with the Sunoco LLC Transaction and the Sunoco Retail Transaction, Retail Holdings entered into guarantees of collection on an aggregate $1.6 billion of senior notes issued by Sunoco LP (the “Guarantees”). On December 2, 2016, Retail Holdings contributed to the Company 6,506,404 Sunoco LP common units (consisting of 795,482 Sunoco LP common units received in the Sunoco LLC Transaction and 5,710,922 Sunoco LP common units received in the Sunoco Retail Transaction) and assigned to the Company the Guarantees.

2.	Summary of Significant Accounting Policies:
Basis of Presentation and Principles of Consolidation
The consolidated and combined financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated and combined financial statements of the Company include accounts of all wholly-owned subsidiaries. Intercompany transactions have been eliminated in consolidation.
The transactions discussed in Note 1, except for the Tigermart acquisition, were between entities under common control, and the historical consolidated and combined financial statements reflect the combined financial position and results of operations of the entities discussed above from the beginning of the first accounting period presented.
For purposes of these consolidated and combined financial statements, MACS and the Contributed Assets are presented as the predecessor on a combined basis. Given that no change in cost basis occurred with respect to the common control transactions, predecessor and successor periods are not separately presented herein.
Accordingly, the consolidated and combined financial statements reflect the following:

•	from January 2014 until October 2014, the consolidation of MACS and Sunoco LLC (including the Contributed Assets prior to the formation of Sunoco LLC in June 2014);

•	from October 2014 until April 2015, the consolidation of Sunoco LLC and an equity method investment in Sunoco LP (representing 3,983,540 Sunoco LP common units);

•
from April 2015 until December 2015, an equity method investment in Sunoco LLC (representing 68.42% of Sunoco LLC) and an equity method investment in Sunoco LP (representing 4,779,022 Sunoco LP common units); and

•	from January 2016 through December 2016, an equity method investment in Sunoco LP (representing 10,489,944 Sunoco LP common units).
For the periods prior to June 2014, the combined financial statements include the operations of the Contributed Assets. Certain expenses incurred by Sunoco are only indirectly attributable to the Contributed Assets. As a result, certain assumptions and estimates are made in order to allocate a reasonable share of such expenses to the Contributed Assets, so that the accompanying consolidated and combined financial statements reflect substantially all costs of doing business.
Sunoco allocated various corporate overhead expenses to the Contributed Assets based on percentage of property, plant and equipment, cost of goods sold, margin and headcount. These allocations are not necessarily indicative of the cost that the Contributed Assets would have incurred by operating as an independent stand-alone entity. As such, the consolidated financial statements may not fully reflect what the Contributed Assets’ financial position, results of operations and cash flows would have been had the Contributed Assets operated as a stand-alone company during the periods presented.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include investments with original maturities of three months or less.
Investments in Unconsolidated Affiliates
The Company owns an interest in Sunoco LP which is accounted for by the equity method for which the Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Revenue Recognition
During the periods presented, the Company derived revenue from the sale of fuel. Revenue was recognized at the time of sale or when fuel was delivered to the customer.

Refined product exchange transactions, which are entered into primarily to acquire refined products of a desired quantity or at a desired location, are netted in cost of products sold in the consolidated and combined statements of operations.
Motor Fuel Taxes
Consumer excise taxes on sales of refined products are excluded from both revenues and costs and expenses in the consolidated and combined statements of operations, with no effect on net income.
Income Taxes
Income taxes are accounted for under the asset and liability method as if the Company were a separate taxpayer during the period that its operations were included as part of a federal consolidated tax return filing group with its parent company. Under this method, deferred tax assets and liabilities of the Company are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date.
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. Then, the tax benefit recognized is the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes.
Under the separate entity method, the Company is assumed to file a separate return with the taxing authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from its parent. However, since there is no tax-sharing agreement in place between the Company and its parent, any taxes payable or receivable on current taxable income or loss at the end of each reporting date is treated as a capital contribution or dividend.
On June 1, 2014, the Company’s investment in Sunoco LLC was restructured to be treated as a partnership for federal and state income tax purposes. No income taxes are reflected in the financial statements for Sunoco LLC’s operations conducted subsequent to this date.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the consolidated and combined financial statements approximate fair value because of the short-term maturity of the instruments.
3. Investments in Unconsolidated Affiliates:
Sunoco LP
At December 31, 2016, the Company’s investment in Sunoco LP consists of 10,489,944 Sunoco LP common units that were issued to the Company as part of the consideration for the MACS, Sunoco LLC, and Sunoco Retail Transactions described in Note 1. The Company’s investment represented approximately 11% of the total outstanding Sunoco LP common units at December 31, 2016. The Company’s investment in Sunoco LP is accounted for in our consolidated and combined financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Equity, L.P.
The loss from unconsolidated affiliates of $53 million on the Company’s statement of operations for the year ended December 31, 2016 includes the impact of non-cash impairments recorded by Sunoco LP, which reduced the Company’s income (loss) from unconsolidated affiliates by $67 million during the period.

4.	Property, Plant and Equipment:
Depreciation is computed by straight-line method over the shorter of estimated useful asset lives or lease terms of the respective assets. Total depreciation expense on property, plant and equipment included in depreciation and amortization for the years ended December 31, 2016, 2015 and 2014 was $0, $6 and $43, respectively.

5.	Intangible Assets:
Amortization is computed over the respective lives of the agreement or over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Total amortization expense on finite-lived intangibles included in depreciation and amortization for the years ended December 31, 2016, 2015 and 2014 was $0, $7 and $31, respectively.

6.	Income Taxes:
The components of the federal and state income tax expense (benefit) were summarized as follows:

	Years Ended December 31,
	2016	2015	2014
Current expense:
Federal	$—	$—	$27
State	—	3	5
Total	—	3	32

Deferred expense:
Federal	$—	$—	$11
State	—	—	2
Total	—	—	13

Total income tax expense	$—	$3	$45
A reconciliation of income tax expense (benefit) at the U.S. statutory rate to the income tax expense (benefit) is as follows:

	Years Ended December 31,
	2016	2015	2014
Income tax (benefit) expense at US statutory rate of 35%	$(19)	$116	$55

Increase (reduction) in income taxes resulting from:
State income taxes (net of federal income tax effects)	—	3	5
Domestic manufacturing deduction	—	—	(2)
Biodiesel blending credit	—	—	9
Partnership loss (income) not subject to tax	19	(116)	(22)

Income tax expense	$—	$3	$45
Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. The Company had no deferred taxes as of December 31, 2016 and 2015.

The following table sets forth the changes in unrecognized tax benefits:

	Years Ended December 31,
	2016	2015	2014
Balance at beginning of year	$—	$—	$371
Additions attributable to tax positions taken in the current year	—	—	—
Reductions attributable to tax positions taken in prior years	—	—	(371)
Balance at end of year	$—	$—	$—
The Company previously had tax refunds that were fully reserved. However, since there is no tax sharing agreement in place between the Company and its parent, if the claim is successful, the Company will have no claim to any refunds, and accordingly both the refund receivable and the reserve liability were treated as capital contributions as of June 1, 2014 upon the re-structuring of Sunoco LLC as a partnership for federal and state income tax purposes.
Our policy is to accrue interest expense and penalties on income tax underpayments (overpayments) as a component of income tax expense. During 2014, we did not recognize any interest or penalties due to the offsetting nature of the issue as described above.
The Company’s parent has been examined by the IRS for tax years through 2012. However, statutes remain open for tax years 2007 and forward due to carryback of net operating losses and/or claims regarding government incentive payments discussed above. All other issues are resolved. Though we believe the tax years are closed by statute, tax years 2004 through 2006 are impacted by the carryback of net operating losses and under certain circumstances may be impacted by adjustments for government incentive payments. As discussed above, the Company has no obligations to or claims against its parent with respect to any audit adjustments resulting from audit since there is no tax-sharing agreement in place.
The Company’s parent also has various state and local income tax returns in the process of examination or administrative appeal in various jurisdictions. We believe the appropriate accruals or unrecognized tax benefits have been recorded for any potential assessment with respect to these examinations for the period represented in these financial statements. However, as described above, the Company has no obligations to or claims against its parent with respect to any audit adjustments resulting from audit since there is no tax-sharing agreement in place.
Pursuant to the treatment of taxes accrued on current earnings under the separate entity method, $33 million and $5 million were contributed to capital at June 1 and July 1, 2014, respectively, to extinguish the current tax liabilities. This was recorded as a non-cash contribution to equity.
As a result of the restructurings on June 1, 2014 and July 1, 2014, there was an extinguishment of outstanding deferred taxes and uncertain tax liabilities in the amount of $287 million, which was recorded as a non-cash contribution to equity.

7.	Related Party Transactions:
Sunoco LLC is a party to supply agreements with MACS. Sales under these agreements are included in sales to affiliates in our consolidated and combined statements of operations.
Sunoco LLC is party to a supply agreement with Philadelphia Energy Solutions LLC (“PES”). Purchases under these agreements are included in purchases from affiliates in our consolidated and combined statements of operations.
Sunoco LLC is a party to various agreements with Sunoco Logistics Partners L.P. for pipeline, terminalling and storage services. We also have agreements for the purchase and sale of fuel. Purchases and sales under these agreements are included in purchases from and sales to affiliates.
Sunoco LLC is party to a supply agreement with Sunoco Retail. Under this agreement, Sunoco LLC is the exclusive distributor of motor fuel to Sunoco Retail’s existing convenience stores. Pursuant to the agreement, pricing is cost plus a fixed margin of four cents per gallon. Sales under this agreement are included in sales to affiliates. There are generally no receivables under this agreement.
Sunoco LLC has a treasury services agreement with Sunoco R&M. Pursuant to this agreement, Sunoco LLC participates in Sunoco R&M’s centralized cash management program. Under this program, all of Sunoco LLC’s cash receipts and cash disbursements are processed, together with those of Sunoco and its other subsidiaries, through Sunoco’s cash accounts with a corresponding credit or charge to the affiliated account.

8.	Leases:
Prior to the Sunoco Retail Transaction in March 2016, the Company had certain non-cancelable leases for property and equipment, which required fixed monthly rental payments and expired at various dates through 2056. The table below reflects rental expense under these operating leases included in operating expenses in the accompanying consolidated and combined statements of operations and rental expense recovered through related sublease rental income:

	Years Ended December 31,
	2016	2015	2014
Rental expense	$—	$4	$34
Less: Sublease rental income	—	(4)	(38)
Rental (income) expense, net	$—	$—	$(4)

9.	Commitments and Contingencies:
ETC M-A Acquisition LLC Guarantee of Sunoco LP Notes
In April 2015, Sunoco LP acquired a 31.58% equity interest in Sunoco LLC from Retail Holdings for $775 million of cash and $41 million of Sunoco LP common units. The cash portion of the consideration was financed through Sunoco LP’s issuance of $800 million principal amount of 6.375% senior notes due 2023. Retail Holdings entered into a guarantee of collection with Sunoco LP and Sunoco Finance Corp., a wholly owned subsidiary of Sunoco LP, pursuant to which Retail Holdings has agreed to provide a guarantee of collection, but not of payment, to Sunoco LP with respect to the principal amount of the 6.375% senior notes issued by Sunoco LP.
In March 2016, Sunoco LP entered into a term loan in an aggregate principal amount of up to $2.035 billion due October 1, 2019 (the “Term Loan Facility”), which was borrowed in full. Retail Holdings provided a limited contingent guarantee of collection with respect to the payment of the principal amount of the Term Loan Facility. As of December 31, 2016, Sunoco LP had $1.2 billion outstanding under the Term Loan Facility.
In April 2016, Sunoco LP issued $800 million of 6.250% senior notes due 2021 (the “Senior Notes”). The proceeds from the Senior Notes were used to repay a portion of Sunoco LP’s indebtedness under its Term Loan Facility. Retail Holdings entered into a limited contingent guarantee on the obligation to pay the principal on the Senior Notes once all remedies have been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the Senior Notes are still owed amounts in respect of the principal of the Senior Notes.
In connection with Retail Holdings’ contribution of 6,506,404 Sunoco LP common units, as discussed in Note 1, on December 2, 2016, Retail Holdings assigned to the Company the guarantees of Sunoco LP’s $800 million principal amount of 6.375% senior notes and $800 million principal amount of 6.250% senior notes.